November 2012
Pricing Sheet dated November 29, 2012 relating to
Preliminary Terms No. 425 dated November 7, 2012
Registration Statement No. 333-178081
Filed pursuant to Rule 433
STRUCTURED INVESTMENTS
Opportunities in U.S. Equities

Contingent Income Auto-Callable Securities due November 27, 2015 with Step-Up Redemption Threshold Level Feature
Based on the Performance of the Common Stock of United Technologies Corporation
PRICING TERMS – NOVEMBER 29, 2012
Issuer:	Morgan Stanley
Underlying stock:	United Technologies Corporation common stock
Aggregate principal amount:	$8,000,000
Stated principal amount:	$10 per security
Issue price:	$10 per security (see “Commissions and issue price” below)
Pricing date:	November 29, 2012
Original issue date:	December 4, 2012 (3 business days after the pricing date)
Maturity date:	November 27, 2015
Early redemption:
If, on any of the first eleven determination dates, the determination closing price of the underlying stock is greater than or equal to the then applicable redemption threshold level, the securities will be automatically redeemed for an early redemption payment on the third business day following the related determination date.

Redemption threshold levels:	Determination dates:	Applicable redemption threshold level:
1, 2, 3 and 4	$83.748, which is equal to 105% of the initial share price
5, 6, 7 and 8	$87.736, which is equal to 110% of the initial share price
9, 10 and 11	$91.724, which is equal to 115% of the initial share price
Early redemption payment:	The early redemption payment will be an amount equal to (i) the stated principal amount plus (ii) the contingent quarterly payment with respect to the related determination date.
Determination closing price:	The closing price of the underlying stock on any determination date other than the final determination date times the adjustment factor on such determination date
Contingent quarterly payment:
•  If, on any determination date, the determination closing price or the final share price, as applicable, is greater than or equal to the downside threshold level, we will pay a contingent quarterly payment of $0.20 (2.0% of the stated principal amount) per security on the related contingent payment date.
•  If, on any determination date, the determination closing price or the final share price, as applicable, is less than the downside threshold level, no contingent quarterly payment will be made with respect to that determination date.

Determination dates:
February 23, 2013, May 23, 2013, August 23, 2013, November 23, 2013, February 23, 2014, May 23, 2014, August 23, 2014, November 23, 2014, February 23, 2015, May 23, 2015, August 23, 2015 and November 23, 2015, subject to postponement for non-trading days and certain market disruption events.  We also refer to November 23, 2015 as the final determination date.

Contingent payment dates:
With respect to each determination date other than the final determination date, the third business day after the related determination date.  The payment of the contingent quarterly payment, if any, with respect to the final determination date will be made on the maturity date.

Payment at maturity:	• If the final share price is greater than or equal to the downside threshold level:	(i) the stated principal amount plus (ii) the contingent quarterly payment with respect to the final determination date
• If the final share price is less than the downside threshold level:
(i) a number of shares of the underlying stock equal to the product of the exchange ratio and the adjustment factor, each as of the final determination date, or (ii) at our option, the cash value of such shares as of the final determination date

Exchange ratio:	0.12538, which is the stated principal amount divided by the initial share price
Adjustment factor:	1.0, subject to adjustment in the event of certain corporate events affecting the underlying stock
Downside threshold level:	$59.82, which is equal to 75% of the initial share price
Initial share price:	$79.76, which is equal to the closing price of the underlying stock on the pricing date
Final share price:	The closing price of the underlying stock on the final determination date times the adjustment factor on such date
CUSIP:	61761H400
ISIN:	US61761H4002
Listing:	The securities will not be listed on any securities exchange.
Agent:
Morgan Stanley & Co. LLC (“MS & Co.”), a wholly owned subsidiary of Morgan Stanley.  See “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms.

Commissions and issue price:	Price to public(1)	Agent’s commissions(1)(2)	Proceeds to issuer
Per security	$10	$0.225	$9.775
Total	$8,000,000	$180,000	$7,820,000
(1)
The actual price to public and agent’s commissions for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of securities purchased by that investor.  The lowest price payable by an investor is $9.9250 per security.  Please see “Syndicate Information” on page 21 of the accompanying preliminary terms for further details.

(2)
Selected dealers, including Morgan Stanley Smith Barney LLC (an affiliate of the agent), and their financial advisors will collectively receive from the Agent, MS & Co., a fixed sales commission of $0.225 for each security they sell.  For additional information, see “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms and “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement.

The securities are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

You should read this document together with the preliminary terms describing the offering and the related product supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Terms No. 425 dated November 7, 2012
Product Supplement for Auto-Callable Securities dated October 19, 2012
Prospectus dated November 21, 2011

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.